EXHIBIT 99.1

Stantec releases its 18th annual Sustainability Report and reports $4.63 billion in 2024 revenues aligned with core sustainable development goals

EDMONTON, Alberta and NEW YORK, April 22, 2025 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, released its 18th annual Sustainability Report, providing a comprehensive record of the Company’s sustainability practices, contributions, awards, and worldwide impact for the fiscal year ending December 31, 2024. The report features Stantec’s contributions to and focus on sustainability for its interested parties, including employees, clients, investors, and communities.

The firm’s key milestones and corporate achievements in the report include:

  Achieving operational carbon neutrality for the third straight year and progressing towards net zero under Canada’s Net Zero Challenge
  Ranking in the top 10 of Corporate Knights’ Global 100, a list of the most sustainable corporations in the world—eighth overall and first among industry peers; recognition by CDP for climate-related progress, with an A- rating for the seventh consecutive year
  Generating C$4.63 billion from work supporting its core United Nations Sustainable Development Goals (62 percent of 2024 gross revenue)

“Stantec’s integrated approach to sustainability delivers long-term value and underpins our continued strong financial performance. In 2024, we celebrated our 70th anniversary and have delivered tremendous growth since our founding,” said Gord Johnston, president and chief executive officer of Stantec. “Our current Strategic Plan, which is focused on purpose-driven growth, identifies key imperatives the world and our communities face. At Stantec, through doing what is right, we continue to help communities meet their challenges while driving our own success.”

The report also highlights key sustainability projects the Company is leading around the world, including:

  Australia: To support the world’s first submerged and floating artificial reef dive attraction, the City of Gold Coast is focusing on ocean conservation and responsible stewardship. Stantec’s environmental and marine scientists facilitated preopening monitoring, preparation of project requirements, fabrication task reviews, a seabed stability assessment, and a coastal process assessment. Now in use, this award-winning reef fosters a natural and safe environment for divers to learn and explore local marine life.
  Canada: Climate change is transforming Canada’s Arctic and is top of mind at Nunavut’s Brevoort Island Long Range Radar site. To address historical site contamination, Stantec’s climate scientists needed to look ahead and consider the impacts of future climate risks. Looking at the site’s unique physical characteristics—permafrost, flooding, erosion, extreme heat, precipitation, snow, and ice cover—the team recommended targeted excavation and on-site treatment of the contaminants to minimize the potential of climate impacts.
  United Kingdom: Stantec worked with local authorities, agencies, and utilities in Greater Manchester to develop a collaborative and sustainable integrated water management plan. The plan incorporates strategies like blue-green infrastructure, water landscape restoration, and biodiversity as future components of watershed improvements.
  United States: The lack of reliable internet access in rural communities can lead to educational disparities, economic barriers, and social isolation. Stantec helped neighboring communities in Nevada, Oregon, and California by leading federal and state permitting for 434 miles (698 kilometers) of a new underground fiber optic network. The team conducted tribal consultations; addressed regulations with botanical, wetlands, wildlife, and archaeological surveys; and assessed over 200 cultural resource sites to determine eligibility for the National Register of Historic Places.
  Uruguay: Over 50 percent of Uruguay’s energy is supplied by the aging Salto Grande Hydroelectric Plant, leaving the country vulnerable to disruption in its energy supply. Additionally, a growing population and changing climate mean ever-increasing energy needs. Stantec developed a comprehensive plan that assessed the infrastructure and created a new environmental baseline, with suggested improvements increasing potential output by 200 gigawatt hours per year.

Stantec’s Sustainability Report is compliant with the requirements of the Global Reporting Initiative and the Sustainability Accounting Standards Board. Read the full report and learn more about Stantec’s Corporate Sustainability program.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable architecture, engineering, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Media Contact Trevor Eckart Stantec Media Relations Ph: (215) 665-7187 trevor.eckart@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569-5389 ir@stantec.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/82b08528-05fb-4283-95c8-95ba71de6394